Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated August 10, 2005, with respect to the consolidated financial statements Texas Industries, Inc. in the Registration Statement (Form S-4) and related prospectus of Texas Industries, Inc. for the registration of $250 million aggregate principal amount of 7 1/4% Senior Notes due 2013, and to the incorporation by reference therein of our report dated August 10, 2005, with respect Texas Industries, Inc. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Texas Industries, Inc., included in its Annual Report (Form 10-K) for the year ended May 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Dallas, Texas

September 29, 2005